UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No.  )
Pasithea Therapeutics Corp.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70261F103
(CUSIP Number of Class of Securities)
Dr. Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139
(702) 514-4174
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
James O’Grady, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Telephone: (212) 262-6700
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Pasithea Therapeutics Corp., a Delaware corporation (“Pasithea” or the “Company”), to purchase up to 5,714,285 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $0.70 per Share, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a)
Name and Address: The name of the subject company (which is also the issuer) is Pasithea Therapeutics Corp., a Delaware corporation. The address and telephone number of its principal executive offices are: 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139 (702) 514-4174. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b)
Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c)
Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)
Name and Address: The name of the filing person is Pasithea Therapeutics Corp., a Delaware corporation, which is also the subject company. The address and telephone number of its principal executive offices are: 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139 (702) 514-4174. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.
(a)
Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares; Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”), Section 13 (“Certain U.S. Federal Income Tax Considerations”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)
Purchases: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)
Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)
Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c)	Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)
Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)
Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(c)
Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)
Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
(a) and (b)	Not applicable.
ITEM 11.	ADDITIONAL INFORMATION.
(a)
Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)
Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

ITEM 12.	EXHIBITS
EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated August 9, 2023.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated August 9, 2023.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated August 9, 2023.
(a)(1)(F)	Form of Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	None.
(c)	None.
(d)(1)
Executive Employment Agreement, dated as of January 1, 2022, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.15 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).

(d)(2)	Employment Agreement with Daniel Schneiderman (incorporated by reference to exhibit 10.1 of the Company’s Form 10-Q, filed with the Commission on November 14, 2022).
(d)(3)	2021 Incentive Plan (incorporated by reference to exhibit 10.7 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(4)
Form of Indemnification Agreement for Officers and Directors (incorporated by reference to exhibit 10.8 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).

(d)(5)
Stock Option Agreement, dated December 20, 2021, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.16 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).

(d)(6)
Restricted Stock Unit Agreement, dated December 20, 2021, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.17 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).

(d)(7)	2021 Incentive Plan (incorporated by reference to exhibit 10.7 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(8)
Membership Interest Purchase Agreement entered into June 21, 2022, by and among Pasithea Therapeutics Corp., Alpha-5 integrin, LLC, and certain Sellers (as defined in the agreement) (incorporated by reference to exhibit 2.01 of the Company’s Form 10-Q, filed with the Commission on August 15, 2022).

(d)(9)
Membership Interest Purchase Agreement dated October 11, 2022 by and among Pasithea Therapeutics Corp., AlloMek Therapeutics, LLC, the Persons listed on Schedule 1.1 thereto, and Uday Khire, not individually but in his capacity as the representative of the Persons listed on Schedule 1.1 thereto (incorporated by reference to exhibit 2.1 of the Company’s Form 8-K, filed with the Commission on October 12, 2022).

(d)(10)	Form of Lock-up Agreement dated October 11, 2022 (incorporated by reference to exhibit 2.1 of the Company’s Form 8-K, filed with the Commission on October 12, 2022).
(d)(11)
Settlement and Cooperation Agreement dated December 9, 2022, by and between Pasithea Therapeutics Corp. and Camac Fund, LP and its affiliates (incorporated by reference to exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on December 14, 2022).

(e)	None.
(f)	None.
(g)	None.
(h)	None.
107	Filing Fee Table.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Pasithea Therapeutics Corp.	By:	/s/ Tiago Reis Marques
Tiago Reis Marques
Chief Executive Officer
Date: August 9, 2023